Exhibit 99.2

Financial highlights 3 Comments from the CEO 4 Report from the board of directors 4 Results 4 Balance sheet 6 Export lending 6 Local government lending . 6 Securities . 6 Funding . 6 Liquidity 7 Regulatory framework . 7 Events after the balance sheet date . 8 Prospects for the second half-year of 2014 . 8 Condensed statement of comprehensive income . 9 Condensed balance sheet . 10 Condensed statement of changes in equity 11 Condensed cash flow statement 12 Notes to the condensed financial statements . 13 Report on review of interim financial information 36 Responsibility statement . 37 Cover photo: Rune Rimmereide Nilsen Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. First half-year report 2014 2

Unaudited Financial highlights The information for the second quarter and the first half-year of 2014 and 2013 are unaudited. Second First quarter half-year (NOK million) 2014 2013 2014 2013 Net interest income 111 177 231 379 Total comprehensive income 1) (1,498) (1,414) (3,164) (2,532) Return on equity 2) (62.0%) (37.5%) (60.3%) (32.3%) Net return on average assets and liabilities 3) 0.34% 0.46% 0.34% 0.46% Net operating expenses / average assets 4) 0.11% 0.11% 0.20% 0.10% Total assets 95,945 115,905 95,945 115,905 Loans outstanding 5) 45,510 73,985 45,510 73,985 Public sector borrowers or guarantors 6) 33.1% 39.0% 33.1% 39.0% Core capital adequacy 39.0% 30.7% 39.0% 30.7% Capital adequacy 40.5% 34.1% 40.5% 34.1% Exchange rate NOK/USD 7) 6.1528 6.0279 6.1528 6.0279 Definitions 1. Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 4,471 million in the first half of 2014 compared to net losses of NOK 3,825 million in the first half of 2013. For the second quarter of 2014 net losses on financial instruments at fair value amount to NOK 2,137 million compared to net losses on financial instruments at fair value of NOK 2,106 million in the second quarter of 2013. 2. Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance). 3. Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period). 4. Net operating expenses (salaries and other administrative expenses + depreciation + other expenses—other income)/average assets (average of opening and closing balance). 5. Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying unaudited condensed financial statements. 6. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending. 7. Exchange rate at balance sheet date. First half-year report 2014 3

Comments from the CEO Photo: Sturlason Gisèle Marchand, president and CEO Eksportfinans’ top priority is to serve the interests of all its stakeholders. During the second quarter company representatives have met with bond investors in the United States, Europe and Japan. The meetings have allowed us to maintain positive and constructive relations with these stakeholders. The company’s operations in the first half-year of 2014 were characterized by ongoing stability. Liquidity remains ample and the capital base is solid. Report from the board of directors Results Second quarter 2014 Eksportfinans performed as expected in the second quarter of 2014. Due to the lower level of interest generating assets, combined with reduced margins on investments, earnings in this quarter were lower than for the same period in 2013. Net interest income amounted to NOK 111 million in the period, compared to NOK 177 million in the second quarter of 2013. Total comprehensive income was negative NOK 1,498 million for the second quarter of 2014. The comparable figure was negative NOK 1,414 million for the second quarter of 2013. The negative figures both years were due to unrealized losses on Eksportfinans’ own debt (as explained in the section Net other operating income). First half-year 2014 Net interest income amounted to NOK 231 million for the first half of 2014, compared to NOK 379 million for the same period in 2013. The lower net interest income was a result of the lower level of interest generating assets together with reduced margins due to the stabilization of the financial markets. The net return on average assets and liabilities (see “Financial highlights” on page 3) was 0.34 percent for the first half-year of 2014, compared to 0.46 percent for the corresponding period in 2013. Profit/(loss) for the period Total comprehensive income for the first half-year of 2014 was negative NOK 3,164 million, compared to negative NOK 2,532 million for the first half-year of 2013. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt. Return on equity was negative 60.3 percent for the first half of 2014, compared to negative 32.3 percent for the first half of 2013. This change was also due to the debt-related unrealized losses. First half-year report 2014 4

The non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement ("PHA"), and the corresponding return on equity, is shown in table 1 below. This calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans' own debt.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 81 million for the first half-year of 2014. This was a decrease of NOK 135 million compared to the same period in 2013. The reason for this decrease is mainly lower net interest income.

Net other operating income

Net other operating income was negative NOK 4,466 million for the first half-year of 2014 compared to negative NOK 3,824 million in the same period of 2013.

The main reason for this change is the large fluctuations in the market prices of Eksportfinans' own debt. These prices fell in late 2011, and have since recovered, leading to unrealized losses for the company.

These market fluctuations have led to large changes in the fair value of Eksportfinans' own debt. In the first half-year of 2014, unrealized losses (reversal of unrealized gains) on Eksportfinans' own debt amounted to NOK 4,465 million compared to unrealized losses (reversal of unrealized gains) of NOK 7,503 million in the corresponding period in 2013 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 4,443 million in the first half-year of 2014 compared to an unrealized loss of NOK 3,813 million in the same period in 2013 (see note 15 to the accompanying unaudited condensed financial statements). The cumulative unrealized gain on Eksportfinans' own debt, net of derivatives, is NOK 3,890 million as of June 30, 2014, compared to NOK 8,334 million as of December 31, 2013 and NOK 12,229 million as of June 30, 2013.

Total operating expenses

Total operating expenses amounted to NOK 102 million in the first half-year of 2014, compared to NOK 71 million for the same period in 2013. Aside from high litigation expenses, the underlying level of operating expenses is stable. As the litigation matter is resolved, the related expenses are not expected to continue.

The key ratio of net operating expenses in relation to average assets was 0.20 percent in

Table 1: Non-IFRS profit for the period

	Second quarter		First half-year	
(NOK million)	2014	2013	2014	2013
Comprehensive income according to IFRS	(1,498)	(1,414)	(3,164)	(2,532)
Net unrealized losses/(gains)	2,124	2,095	4,444	3,802
Unrealized gains/(losses) related to Iceland [1)]	1	(3)	1	15
Realized losses/(gains) hedged by the Portfolio Hedge Agreement (PHA) [2)]	0	0	0	0
Tax effect of the items above	(574)	(586)	(1,200)	(1,069)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	53	93	81	216
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [3)]	2.9%	5.3%	2.2%	6.3%

1. Reversal of previously recognized loss (at exchange rates applicable at reporting date).
2. Securities have been sold with realized gains/losses. These gains and losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such gains/losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA.
3. Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

First half-year report 2014 5

the first half-year of 2014, compared to 0.10 percent for the corresponding period of 2013.

The reasons for this increase are the same as described above, combined with the lower average assets in the first half-year of 2014 compared to the same period of 2013.

Balance sheet

Total assets amounted to NOK 96 billion at June 30, 2014, compared to NOK 101 billion at December 31, 2013 and NOK 116 billion at June 30, 2013. The reduction was mainly due to the limitations on new lending business since November 18, 2011 and repayments on the current debt portfolio.

Outstanding bond debt was NOK 75 billion at June 30, 2014, compared to NOK 76 billion at December 31, 2013 and NOK 80 billion at March 31, 2013.

The capital adequacy ratio was 40.5 percent at June 30, 2014, compared to 38.1 percent at December 31, 2013 and 34.1 percent at June 30, 2013. The core capital adequacy ratio was 39.0 percent at June 30, 2014, compared to 36.8 percent at December 31, 2013 and 30.7 percent at June 30, 2013. These increases in the capital adequacy ratios were mainly due to a lower risk-weighted balance. The Norwegian Financial Supervisory Authority ("NFSA") has proposed new capital requirements regulations reflecting CRD IV. When implemented, these regulations are expected to have a significant impact on the capital ratios going forward, although still expected to be well above regulatory requirements. A preliminary pro forma estimate of the core capital ratio is 22.1 percent as per June 30, 2014. The reasons for the decrease under the CRD IV regulations are changed risk weights on financial institutions, affecting mainly Eksportfinans' guaranteed loans and securities, and the CVA charge on financial derivatives. The pro forma estimate of the core capital ratio is a regulatory ratio that is not yet required to be disclosed and, as such, represents a non-GAAP financial measure.

Export lending

Eksportfinans actively manages an extensive portfolio of export loans.

The volume of outstanding export loans was NOK 41.1 billion at June 30, 2014, compared to NOK 51.6 billion at December 31, 2013 and NOK 65.7 billion at June 30, 2013.

Local government lending

Eksportfinans' involvement in local government lending totaled NOK 4.3 billion at June 30, 2014, compared to NOK 6.9 billion at December 31, 2013 and NOK 8.3 billion at June 30, 2013.

Securities

The total securities portfolio was NOK 33.0 billion at June 30, 2014, compared to NOK 26.5 billion at December 31, 2013 and NOK 22.4 billion at March 31, 2013.

The securities portfolio consists of two different sub-portfolios. The first is subject to the PHA with Eksportfinans shareholders which has been in place since February 29, 2008 (the "PHA portfolio"), and the second is maintained for the purpose of liquidity (referred to herein as the "liquidity reserve portfolio").

The fair value of the PHA portfolio was NOK 7.0 billion at June 30, 2014, compared to NOK 7.5 billion at December 31, 2013 and NOK 9.6 billion at June 30, 2013. The PHA portfolio will largely be held to maturity. For further information on the PHA see Note 13 to the accompanying unaudited condensed financial statements and the company's annual report on Form 20-F for the fiscal year ended December 31, 2013, (filed with the Securities and Exchange Commission on April 29, 2014).

The fair value of the liquidity reserve portfolio was NOK 26.0 billion at June 30, 2014, compared to NOK 18.9 billion at December 31, 2013 and NOK 12.8 billion at June 30, 2013.

Funding

As foreseen, Eksportfinans did not have the need to seek new funding from the markets during the first half-year of 2014.

First half-year report 2014 6

Liquidity

As at June 30, 2014, Eksportfinans had liquidity reserves totaling NOK 39.3 billion, consisting of the liquidity reserve portfolio of NOK 26.0 billion, the PHA portfolio of NOK 7.0 billion and cash equivalents of NOK 6.3 billion.

The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short and medium term. A maturity analysis of financial liabilities based on both contractual and expected maturities is included in note 16 of the accompanying unaudited condensed financial statements.

Table 2 below shows cumulative liquidity, as measured by short-term liquidity as of June 30, 2014, plus (i) the amounts of maturing loans and investments and minus (ii) the amounts of maturing bond debt, based on estimated maturities. During the first half-year of 2014, the liquidity position has been affected by foreign exchange rate conversions and adverse movements in key market risk factors, primarily on the debt portfolio. Market developments have been within the scenarios covered in the company's liquidity planning activities and liquidity reserves together with cash inflows from the lending portfolio are expected to cover anticipated liquidity needs going forward.

For structured bond issues with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. For the figures in the table, call and trigger dates as estimated in models are applied in the classification of the maturities.

Regulatory framework

In 2012, related to regulations concerning the calculation of exposures to one single client, the NFSA granted extended time limits for loans which would otherwise have been in breach of the regulations.

Exemption remained for one loan at June 30, 2014, and will stay in place until the loan has reached the regulatory level through scheduled repayments of principal.

Table 2: Estimated cumulative liquidity

(NOK million)	Estimated debt maturing [3]		Estimated loan receivables maturing [4]	Estimated investments maturing [5]	Estimated cumulative liquidity [6]
Short-term liquidity at June 30, 2014 [1]					32,273
2014	15,571		5,201	961	22,864
2015	13,864	2)	10,468	235	19,703
2016	20,882		11,967	890	11,678
2017	8,380		4,885	1,257	9,441
2018	1,153		3,308	177	11,773
2019	2,119		3,147	643	13,445
2020	427		2,119	0	15,136
2021	2,315		1,241	381	14,444
2022	1,195		754	55	14,058
2023	993		430	372	13,867
Thereafter	10,579		1,659	2,779	7,727
Total	77,477		45,179	7,751	

1. Short-term liquidity is comprised of the sum of the Liquidity Reserve Portfolio (at fair value) and deposits
2. Includes the principal of JPY 15 billion (approximately NOK 911 million at exchange rates applicable at June 30, 2014) subordinated debt maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations
3. Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations
4. Represents principal amount of loan receivables
5. Represents principal amount of investments in the PHA portfolio
6. Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at June 30, 2014

First half-year report 2014 7

Events after At the end of the first half-year of 2014, Eksportfinans had NOK 3,890 million of the balance sheet date accumulated unrealized gains on its own debt, net of derivatives. These unrealized gains will On August 11, 2014 Eksportfinans announced be reversed as unrealized losses in that President and CEO of Eksportfinans ASA, Eksportfinans financial statements going Gisele Marchand, has resigned from her position forward following any tightening in credit with Eksportfinans. She is leaving the company spreads and the passage of time. The before year end to take up the position as Chief unrealized losses do not affect Eksportfinans’ Executive Officer of the Norwegian law firm capital adequacy in any material way. Haavind AS. Eksportfinans’ Board of Directors has initiated a process of finding her successor Due to the predicted reduction of the balance as quickly as possible. sheet through scheduled maturities of assets and liabilities in 2014, the board expects net Prospects for the interest income to decrease. second half-year of 2014 New capital requirements regulations reflecting CRD IV from The NFSA have been proposed. Eksportfinans continues to actively manage its When implemented, these regulations are portfolio of assets and liabilities in the second expected to have a significant impact on the half of 2014 with the overall objective of capital ratios going forward, although still preserving company value. Eksportfinans expected to be well above regulatory continues to monitor key market risk factors in requirements. the debt portfolio closely. The liquidity calculations presented in table 2 on page 7 of this report show that liquidity reserves together with cash inflows from the lending portfolio are expected to cover anticipated liquidity needs going forward. Oslo, August 21, 2014 EKSPORTFINANS ASA The board of directors First half-year report 2014 8

Unaudited The information for the second quarter and the first half-year of 2014 and 2013 are unaudited. Condensed statement of comprehensive income Second quarter First half-year (NOK million) 2014 2013 2014 2013 Note Interest and related income 573 822 1,190 1,721 Interest and related expenses 462 645 959 1,342 Net interest income 111 177 231 379 Commissions and income related to banking services 0 0 0 0 Commissions and expenses related to banking services 0 0 1 1 Net gains/(losses) on financial instruments at fair value (2,137) (2,106) (4,471) (3,825) 2,15 Other income 3 0 6 2 Net other operating income/(loss) (2,134) (2,106) (4,466) (3,824) Total operating income (2,023) (1,929) (4,235) (3,445) Salaries and other administrative expenses 25 29 90 58 Depreciations 4 5 8 9 Other expenses 2 1 4 4 Total operating expenses 31 35 102 71 Pre-tax operating loss (2,054) (1,964) (4,337) (3,516) Taxes (556) (550) (1,173) (984) Loss for the period (1,498) (1,414) (3,164) (2,532) Other comprehensive income * 0 0 0 0 Total comprehensive income (1,498) (1,414) (3,164) (2,532) * Items that will not be reclassified to profit or loss The accompanying notes are an integral part of these condensed financial statements. First half-year report 2014 9

Unaudited

Condensed balance sheet

(NOK million)	June 30, 2014	Dec 31, 2013	June 30, 2013	Note
Loans due from credit institutions [1]	14,480	17,704	21,271	4,6,7
Loans due from customers [2]	37,586	47,363	61,083	5,6,7
Securities	33,012	26,462	16,301	8
Repurchase receivable [3]	0	0	6,130	8,14
Financial derivatives	6,786	5,500	7,752	
Intangible assets	5	5	8	
Property, equipment and investment property	213	213	210	9
Other assets	3,863	3,546	3,150	10
Total assets	**95,945**	**100,793**	**115,905**	
Deposits by credit institutions	0	0	4,846	
Bond debt	74,795	75,843	80,350	11
Financial derivatives	5,441	5,145	6,554	
Deferred tax liabilities	924	2,124	3,054	
Taxes payable	28	0	84	
Other liabilities	4,781	4,607	5,562	12
Provisions	97	97	103	
Subordinated debt	969	902	959	
Total liabilities	**87,035**	**88,718**	**101,512**	
Share capital	2,771	2,771	2,771	
Share premium reserve	0	0	177	
Reserve for unrealized gains	5,349	5,349	10,713	
Other equity	790	3,955	732	
Total shareholders' equity	**8,910**	**12,075**	**14,393**	
Total liabilities and shareholders' equity	**95,945**	**100,793**	**115,905**	

1) Of NOK 14,480 million at June 30, 2014, NOK 14,307 million is measured at fair value through profit or loss and NOK 173 million is measured at amortized cost. Of NOK 17,704 million at December 31, 2013, NOK 17,497 million is measured at fair value through profit or loss and NOK 207 million is measured at amortized cost. Of NOK 21,271 million at June 30, 2013, NOK 20,952 million is measured at fair value through profit and loss and NOK 319 million is measured at amortized cost.
2) Of NOK 37,586 million at June 30, 2014, NOK 18,160 million is measured at fair value through profit or loss and NOK 19,426 million is measured at amortized cost. Of NOK 47,363 million at December 31, 2013, NOK 25,390 million is measured at fair value through profit or loss and NOK 21,973 million is measured at amortized cost. Of NOK 61,083 million at June 30, 2013, NOK 33,935 million is measured at fair value through profit or loss and NOK 27,148 million is measured at amortized cost.
3) Securities posted as collateral for a loan from one of the owner banks. See note 14 for details.

The accompanying notes are an integral part of these condensed financial statements.

First half-year report 2014 10

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital [1]	Share premium reserve [4]	Reserve unrealized gains [1] [2]	Other equity [2]	Comprehensive income [3]	Total equity
Equity at January 1, 2013	2,771	177	10,713	3,264	0	16,925
Profit/(loss) for the period	0	0	0	0	(2,532)	(2,532)
Equity at June 30, 2013	**2,771**	**177**	**10,713**	**3,264**	**(2,532)**	**14,393**
Equity at January 1, 2014	2,771	0	5,349	3,955	0	12,075
Profit/(loss) for the period	0	0	0	0	(3,164)	(3,164)
Equity at June 30, 2014	**2,771**	**0**	**5,349**	**3,955**	**(3,164)**	**8,910**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.

2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of June 30, 2014.

3) The allocation of income for the period between the reserve for unrealized gains and other equity show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 3,179 million and decreased other equity by NOK 14 million. The closing balances would have been NOK 2,170 million for the reserve for unrealized gains, and NOK 3,941 million for other equity.

4) As per July 1, 2013, the Public Limited Companies Act under Norwegian Law states that share premium reserve no longer is to be classifies as restricted equity that cannot be paid out to owners without a shareholder resolution to reduce the share capital.

The accompanying notes are an integral part of these condensed financial statements.

First half-year report 2014 11

Unaudited Condensed cash flow statement First half-year (NOK million) 2014 2013 Note Pre-tax operating profit/(loss) (4,337) (3,516) Provided by operating activities: Accrual of contribution from the Norwegian government (77) (120) Unrealized losses/(gains) on financial instruments at fair value 4,445 3,802 Depreciation 8 9 Principal collected on loans 13,217 16,458 Purchase of financial investments (trading) (15,037) (7,932) Proceeds from sale or redemption of financial investments (trading) 8,580 28,060 Contribution paid by the Norwegian government 337 322 Taxes paid 0 (315) Changes in: Accrued interest receivable 86 415 Other receivables (576) 3,300 Accrued expenses and other liabilities 56 (3,346) Net cash flow from operating activities 6,702 37,017 Proceeds from sale or redemption of financial investments 489 2,041 Net cash flow from financial derivatives 418 762 Purchases of fixed assets (7) (13) Net cash flow from investing activities 900 2,790 Change in debt to credit institutions 1 (1) Principal payments on bond debt (7,626) (42,001) Repayment of subordinated debt 0 (460) Net cash flow from financing activities (7,625) (42,462) Net change in cash and cash equivalents *) (23) (2,655) Cash and cash equivalents at beginning of period 6,254 9,265 Effect of exchange rates on cash and cash equivalents 56 653 Cash and cash equivalents *) at end of period 6,287 7,263 *) Cash equivalents are defined as bank deposits with maturity less than three months. The accompanying notes are an integral part of these condensed financial statements. First half-year report 2014 12

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' first half year condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (**IFRS**), in line with IFRS as adopted by the European Union (**EU**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2013) are the same as those applied in Eksportfinans' annual financial statements of 2013.. Those financial statements were approved for issue by the Board of Directors on March 28, 2014 and included in the company's Annual Report on Form 20-F for the year-end December 31, 2013. These policies have been consistently applied to all the periods presented.

The information for the three months and six months ended June 30, 2014 and 2013 is unaudited. The information as of and for the year ended December 31, 2013 is derived from the Company's audited consolidated financial statements as of and for the year ended December 31, 2013.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Second quarter		First half-year	
(NOK million)	2014	2013	2014	2013
Securities held for trading	5	4	5	8
Securities designated as at fair value at initial recognition	0	0	0	24
Financial derivatives	(15)	(15)	(30)	(87)
Other financial instruments at fair value	(3)	0	(2)	32
Net realized gains/(losses)	**(13)**	**(11)**	**(27)**	**(23)**
Loans and receivables	(41)	5	(11)	12
Securities [1)]	222	21	447	4
Financial derivatives [2)]	(222)	230	(416)	3,688
Bond debt [3)4)]	(2,085)	(2,354)	(4,461)	(7,478)
Subordinated debt and capital contribution securities [3) 4)]	0	3	(4)	(25)
Other	2	0	1	(3)
Net unrealized gains/(losses)	**(2,124)**	**(2,095)**	**(4,444)**	**(3,802)**
Net realized and unrealized gains/(losses)	**(2,137)**	**(2,106)**	**(4,471)**	**(3,825)**

1) Net unrealized gains/(losses) on securities

	Second quarter		First half-Year	
(NOK million)	2014	2013	2014	2013
Securities held for trading	232	44	423	13
Securities designated as at fair value at initial recognition	(10)	(23)	24	(9)
Total	**222**	**21**	**447**	**4**

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 15 of this report, is included with a loss of NOK 387 million for the period ended June 30, 2014 and a loss of NOK 82 million for the period ended June 30, 2013.
3) In the first half year of 2014, Eksportfinans had an unrealized loss of NOK 4,465 million (loss of NOK 7,503 million in the corresponding period of 2013) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 4,443 million (loss of NOK 3,813 million in the same period of 2013).
4) In the first half year of 2014, Eksportfinans had an unrealized loss of NOK 1,313 million of financial liabilities classified as level 2 in the fair value hierarchy (loss of NOK 531 million in the corresponding period of 2013). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a loss of NOK 3,152 million (loss of NOK 6,973 million in the same period of 2013).

See note 15 for a presentation of the above table including effects from economic hedging.

First half-year report 2014 13

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Financial Supervisory Authority of Norway. The company has adopted the standardized approach to capital requirements. For the company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk.

Risk-weighted assets and off-balance sheet items

(NOK million)	Jun 30, 2014		Dec 31,2013		Jun 30, 2013	
	Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	95,945	12,588	100,793	13,716	115,905	14,847
Off-balance sheet items		23		23		159
Operational risk		2,315		2,315		2,465
Total currency risk		427		362		129
Total risk-weighted value		**15,355**		**16,416**		**17,600**

The Company's regulatory capital

(NOK million and in percent of risk-weighted value)	Jun 30, 2014		Dec 31, 2013		Jun 30, 2013	
Core capital [1]	5,983	39.0 %	6,040	36.8 %	5,410	30.7 %
Additional capital [2]	228	1.5 %	220	1.3 %	595	3.4 %
Total regulatory capital	**6,212**	**40.5 %**	**6,260**	**38.1 %**	**6,004**	**34.1 %**

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

4. Loans due from credit institutions

(NOK million)	Jun 30, 2014	Dec 31, 2013	Jun 30,2013
Cash equivalents [1]	6,287	6,254	7,263
Other bank deposits and claims on banks [3]	(116)	(229)	774
Loans to other credit institutions, nominal amount (also included in note 6) [2]	8,374	11,765	13,578
Accrued interest on loans and unamortized premium/discount on purchased loans	(13)	(6)	1
Adjustment to fair value on loans	(52)	(80)	(345)
Total	**14,480**	**17,704**	**21,271**

1) Cash equivalents are defined as bank deposits with maturity of less than three months.
2) The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 4,932 million at June 30, 2014, NOK 5,251 million at December 31, 2013 and NOK 6,555 million at June 30, 2013.
3) Due to temporary payment variations.

First half-year report 2014 14

Unaudited 5. Loans due from customers (NOK million) Jun 30, 2014 Dec 31, 2013 Jun 30,2013 Loans due from customers, nominal amount (also included in note 6) 37,136 46,803 60,407 Accrued interest on loans and unamortized premium/discount on purchased loans 403 474 592 Adjustment to fair value on loans 47 86 84 Total 37,586 47,363 61,083 6. Total loans due from credit institutions and customers Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively. (NOK million) Jun 30, 2014 Dec 31, 2013 Jun 30,2013 Loans due from credit institutions 8,374 11,765 13,578 Loans due from customers 37,136 46,803 60,407 Total nominal amount 45,510 58,568 73,985 Commercial loans 26,432 36,967 47,304 Government-supported loans 19,078 21,601 26,681 Total nominal amount 45,510 58,568 73,985 Capital goods 11,320 13,678 20,231 Ships 18,460 21,630 28,117 Export-related and international activities *) 11,343 16,322 17,313 Direct loans to Norwegian local government sector 2,787 3,513 4,338 Municipal-related loans to other credit institutions 1,560 3,388 3,948 Loans to employees 40 37 38 Total nominal amount 45,510 58,568 73,985 *) Export-related and international activities consist of loans to the following categories of borrowers: (NOK million) Jun 30, 2014 Dec 31, 2013 Jun 30,2013 Shipping 3,346 3,446 3,426 Renewable energy 3,044 4,994 4,994 Banking and finance 1,467 2,684 3,329 Infrastructure 1,000 1,289 1,312 Consumer goods 871 1,831 2,220 Environment 625 632 638 Oil and gas 507 596 732 Real estate management 482 849 661 Other categories 1 1 1 Total nominal amount 11,343 16,322 17,313 First half-year report 2014 15

Unaudited

7. Loans past due or impaired

(NOK million)	Jun 30, 2014	Dec 31, 2013	Jun 30,2013
Interest and principal installment 1-30 days past due	0	1	0
Not matured principal on loans with payments 1-30 days past due	0	0	0
Interest and principal installment 31-90 days past due	4	18	0
Not matured principal on loans with payments 31-90 days past due	0	106	0
Interest and principal installment more than 90 days past due	178	112	551
Not matured principal on loans with payments more than 90 days past due	374	86	96
Total loans past due	**556**	**323**	**647**
Relevant collateral or guarantees received *)	462	230	145
Fair value adjustment on loans past due	57	58	316
Impairments on loans measured at amortized cost	0	0	0

*) A total of NOK 94 million relates to exposure towards Icelandic banks as of June 30, 2014, NOK 94 million as of December 31, 2013 and NOK 502 million as of June 30, 2013, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 462 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 90 percent of the amounts in default. The remaining 10 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million)	Jun 30, 2014	Dec 31,2013	Jun 30, 2013
Trading portfolio	31,085	24,085	14,975
Repurchase receivable	0	0	6,130
Other securities at fair value through profit and loss	1,927	2,377	1,326
Total	**33,012**	**26,462**	**22,431**

9. Property, equipment and investment property

(NOK million)	Jun 30, 2014	Dec 31, 2013	Jun 30, 2013
Buildings and land in own use	127	131	129
Investment property	78	73	71
Total buildings and land	**205**	**204**	**200**
Other fixed assets	8	9	11
Total fixed assets and investment property	**213**	**213**	**210**

First half-year report 2014 16

Unaudited 10. Other assets (NOK million) Jun 30, 2014 Dec 31,2013 Jun 30, 2013 Settlement account 108 Agreement 176 474 523 Cash collateral provided 2,633 2,927 2,332 Collateral deposit* 923 0 0 Other 131 145 295 Total other assets 3,863 3,546 3,150 *The Collateral deposit relates to a USD 150mm deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. The deposit shall stay in place while any secured obligations are in place. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the Deposit in or towards satisfaction of all or any part of the secured obligations. 11. Bond debt (NOK million) Jun 30, 2014 Dec 31,2013 Jun 30, 2013 Bond debt 79,512 84,954 95,846 Adjustment to fair value on debt (5,459) (9,920) (16,287) Accrued interest 742 809 791 Total borrowings through the issue of securities 74,795 75,843 80,350 12. Other liabilities (NOK million) Jun 30, 2014 Dec 31,2013 Jun 30,2013 Grants to mixed credits 42 47 350 Cash collateral received 4,683 4,450 5,162 Other short-term liabilities 56 110 50 Total other liabilities 4,781 4,607 5,562 13. Segment information The company is divided into three business areas: Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas. First half-year report 2014 17

Unaudited

Income and expenses divided between segments

	Export lending		Municipal lending		Securities	
	First half-year		First half-year		First half-year	
(NOK million)	2014	2013	2014	2013	2014	2013
Net interest income [1]	**173**	**249**	**9**	**21**	**49**	**109**
Commissions and income related to banking services [2]	0	0	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	(1)	15	0	0	(25)	(22)
Income/expense allocated by volume [4]	3	0	1	0	2	0
Net other operating income	**2**	**15**	**1**	**0**	**(23)**	**(22)**
Total operating income	**175**	**264**	**10**	**21**	**26**	**87**
Total operating expenses	**50**	**35**	**4**	**3**	**48**	**34**
Pre-tax operating profit/(loss)	**125**	**229**	**6**	**18**	**(22)**	**53**
Taxes	32	64	2	5	(6)	15
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**93**	**165**	**4**	**13**	**(16)**	**38**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expense) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Reconciliation of segment profit measure to total comprehensive income

	First half-year	
(NOK million)	2014	2013
Export lending	93	165
Municipal lending	4	13
Securities	(16)	38
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**81**	**216**
Net unrealized gains/(losses) [1]	(4,444)	(3,802)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	(1)	(15)
Realized gains/(losses) hedged by the Portfolio Hedge Agreement	0	0
Tax effect of the items above	1,200	1,069
Total comprehensive income	**(3,164)**	**(2,532)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).

First half-year report 2014 18

Unaudited

14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	Repo facility [5]	PHA [6]
Balance January 1, 2014	4,732	312	73	18,077	0	(295)
Change in the period	(191)	7	1	(3,647)	0	(243)
Balance June 30, 2014	**4,542**	**319**	**74**	**14,430**	**0**	**(538)**
Balance January 1, 2013	5,685	981	87	20,824	4,476	(142)
Change in the period	(1,007)	218	(15)	(2,090)	371	(52)
Balance June 30, 2013	**4,677**	**1,199**	**72**	**18,734**	**4,847**	**(194)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Non-committed Repo facility with DNB Bank ASA. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but neither party is committed to do so. The Agreement has no expiration date. EUR 600 million has been drawn with a Repurchase Date of February 26, 2015, but with the option to terminate the drawn down tranche in whole on specified termination dates (weekly). The tranche was terminated on September 11, 2013.
6) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants in the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed liquidity facility of USD 1 billion to the company, an Eksportfinans initiated reduction from a former USD 2 billion agreement. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2014. Eksportfinans has not utilized this credit facility.

First half-year report 2014 19

Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Second quarter		First half-year	
(NOK million)	2014	2013	2014	2013
Securities [1]	(10)	(11)	(25)	(22)
Other financial instruments at fair value [1]	(2)	0	(1)	(1)
Net realized gains/(losses)	**(12)**	**(11)**	**(26)**	**(23)**
Loans and receivables [1]	(54)	44	(26)	96
Securities [1]	5	6	5	(16)
Bond debt [1] [2] [3]	(2,055)	(2,075)	(4,422)	(3,767)
Subordinated debt and capital contribution securities [1] [2] [3]	(9)	(11)	(21)	(46)
Other financial instruments at fair value [1]	0	(1)	(1)	(4)
Net unrealized gains/(losses)	**(2,113)**	**(2,037)**	**(4,465)**	**(3,737)**
Financial derivatives related to the 108 Agreement [4]	(12)	(58)	20	(65)
Net realized and unrealized gains/(losses)	**(2,137)**	**(2,106)**	**(4,471)**	**(3,825)**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 3,890 million as of June 30, 2014, compared to NOK 12,229 million as of June 30, 2013.
3) In the first half-year of 2014, Eksportfinans had an unrealized loss of NOK 4,443 million (loss of NOK 3,813 million in the same period of 2013) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For the first half-year of 2014 and 2013, the company recorded NOK 1,162 million and NOK 1,775 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 1,236 million and NOK 2,398 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded positive NOK 28 million, and negative NOK 54 million, respectively, of interest income on economic hedging instruments and negative NOK 277 million and negative NOK 1,056 million, respectively, of interest expense on economic hedging instruments.

First half-year report 2014 20

Unaudited

16. Maturity analysis

Maturity analysis of financial liabilities
(including off-balance sheet items) based on contractual maturities at June 30, 2014

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Deposits by credit institutions	0	0	0	0	0
Non-structured bond debt	7	145	12,541	37,544	2,550
Structured bond debt	6,917	9,307	10,811	2,593	1,956
Commercial paper debt	0	0	0	0	0
Cash collateral	2,633	0	0	0	0
Subordinated loans	0	0	44	954	0
Capital contribution securities	0	0	0	0	0
Derivatives net settled	70	91	430	1,961	550
Derivatives gross settled (pay leg)	4,062	6,572	11,555	4,488	421
Financial guarantees (off-balance)	73	0	0	0	0
Loan commitments (off-balance)	0	216	3	0	0
Total	13,763	16,330	35,383	47,541	5,477
Derivatives gross settled (receive leg)	4,279	7,003	11,658	3,949	380
Derivative assets net settled	47	115	1,236	1,430	505
Derivative assets gross settled (pay leg)	7,496	11,906	15,821	22,357	2,686
Derivative assets gross settled (receive leg)	7,907	12,276	16,711	24,155	3,083

Maturity analysis of financial liabilities
(including off-balance sheet items) based on contractual maturities at December 31, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Deposits by credit institutions	0	0	0	0	0
Non-structured bond debt	24	3,051	10,614	37,862	4,083
Structured bond debt	7,967	7,294	14,903	2,647	2,109
Commercial paper debt	0	0	0	0	0
Cash collateral	2,927	0	0	0	0
Subordinated loans	0	0	42	910	0
Capital contribution securities	0	0	0	0	0
Derivatives net settled	105	107	457	2,354	851
Derivatives gross settled (pay leg)	11,193	12,590	22,119	11,648	153
Financial guarantees (off-balance)	73	0	0	0	0
Loan commitments (off-balance)	0	200	5	0	0
Total	22,289	23,242	48,139	55,421	7,195
Derivatives gross settled (receive leg)	11,034	12,791	22,138	10,692	163
Derivative assets net settled	13	68	1,198	1,851	479
Derivative assets gross settled (pay leg)	9,732	3,823	9,884	15,017	4,987
Derivative assets gross settled (receive leg)	10,338	4,380	10,561	16,303	5,536

First half-year report 2014 21

Unaudited

Maturity analysis of financial liabilities (including off-balance sheet items) based on contractual maturities at June 30, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Deposits by credit institutions	4,846	0	0	0	0
Non-structured bond debt	30	106	8,136	47,275	3,901
Structured bond debt	9,632	11,684	13,200	6,021	2,133
Cash collateral	2,332	0	0	0	0
Subordinated loans	0	0	44	1,002	0
Capital contribution securities	0	0	0	0	0
Derivatives net settled	86	135	584	2,783	1,228
Derivatives gross settled (pay leg)	8,406	13,808	14,465	5,859	127
Financial guarantees (off-balance)	72	0	0	0	0
Loan commitments (off-balance)	0	208	5	3	0
Total	25,404	25,942	36,434	62,944	7,388
Derivatives gross settled (receive leg)	9,076	14,336	15,430	5,221	113
Derivative assets net settled	39	114	1,136	2,329	442
Derivative assets gross settled (pay leg)	8,626	3,583	14,079	30,108	5,034
Derivative assets gross settled (receive leg)	9,130	4,013	15,408	31,793	5,541

The figures in the above table and in the additional disclosures regarding derivatives below the table include principal and interest payable (receivable) at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities. This implies that the structured bond debts with the corresponding derivatives matures earlier than what is expected based on market data as of the balance sheet date. See subsequent tables for maturity analysis based on expected maturities. For derivatives gross settled, pay leg represents the contractual cash flows to be paid by the company to the derivative counterparty while receive leg represents the contractual cash flows to be received from the derivative counterparty.

The company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

First half-year report 2014 22

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at June 30, 2014

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	4,590	13	1,698	3,078	271	9,649
Loans and receivables due from customers	753	1,030	3,395	19,307	22,291	46,776
Securities	130	3,655	15,509	11,031	3,924	34,248
Derivatives net settled	47	115	1,233	1,615	632	3,643
Derivatives gross settled (pay leg)	(5,701)	(10,716)	(13,572)	(23,583)	(6,614)	(60,186)
Derivatives gross settled (receive leg)	5,861	10,925	14,014	25,599	7,708	64,108
Cash collateral	0	4,683	0	0	0	4,683
Total assets	**5,680**	**9,706**	**22,277**	**37,046**	**28,212**	**102,921**
Liabilities						
Deposits by credit institutions	0	0	0	0	0	0
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	7	145	12,541	37,544	2,550	52,787
Structured bond debt	3,228	1,919	3,723	6,661	16,454	31,984
Derivatives net settled	70	91	407	1,936	552	3,056
Derivatives gross settled (pay leg)	2,976	3,308	8,119	4,594	7,893	26,890
Derivatives gross settled (receive leg)	(3,051)	(3,218)	(7,668)	(4,097)	(9,275)	(27,309)
Cash collateral	0	2,633	0	0	0	2,633
Subordinated loans	0	0	44	954	0	998
Capital contribution securities	0	0	0	0	0	0
Total liabilities	**3,229**	**4,878**	**17,166**	**47,593**	**18,173**	**91,038**

First half-year report 2014 23

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	3,497	14	62	5,027	332	8,932
Loans and receivables due from customers	742	3,563	5,756	24,420	26,397	60,878
Securities	28	1,926	14,767	6,821	4,449	27,991
Derivatives net settled	13	68	1,195	2,236	1,435	4,947
Derivatives gross settled (pay leg)	(7,397)	(2,694)	(8,812)	(16,253)	(8,230)	(43,386)
Derivatives gross settled (receive leg)	7,584	3,119	9,332	17,702	9,317	47,053
Cash collateral	0	4,450	0	0	0	4,450
Total assets	4,466	10,446	22,301	39,954	33,699	110,865
Liabilities						
Deposits by credit institutions	0	0	0	0	0	(1)
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	24	3,051	10,614	37,862	4,083	55,633
Structured bond debt	658	234	7,256	7,326	22,046	37,520
Derivatives net settled	105	107	436	2,106	80	2,833
Derivatives gross settled (pay leg)	7,608	8,682	18,573	12,938	9,701	57,503
Derivatives gross settled (receive leg)	(7,386)	(8,474)	(18,086)	(11,919)	(11,048)	(56,914)
Cash collateral	0	2,927	0	0	0	2,927
Subordinated loans	0	0	42	910	0	952
Capital contribution securities	0	0	0	0	0	0
Total liabilities	1,009	6,527	18,834	49,223	24,861	100,454

First half-year report 2014 24

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at June 30, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	5,705	20	129	6,083	422	12,359
Loans and receivables due from customers	1,500	1,328	10,316	25,505	33,099	71,748
Securities	1,253	2,880	10,501	4,733	4,681	24,049
Derivatives net settled	39	114	1,136	2,858	1,513	5,660
Derivatives gross settled (pay leg)	(7,592)	(1,295)	(12,475)	(31,496)	(8,526)	(61,384)
Derivatives gross settled (receive leg)	7,892	1,362	13,456	33,402	9,758	65,870
Cash collateral	0	5,162	0	0	0	5,162
Total assets	8,799	9,570	23,062	41,086	40,948	123,464
Liabilities						
Deposits by credit institutions	4,846	0	0	0	0	4,846
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	30	106	8,136	47,275	3,901	59,449
Structured bond debt	392	818	8,278	10,330	24,723	44,541
Derivatives net settled	86	135	570	2,707	1,137	4,635
Derivatives gross settled (pay leg)	2,237	7,551	12,565	8,421	11,681	42,455
Derivatives gross settled (receive leg)	(2,216)	(7,451)	(12,607)	(7,879)	(13,980)	(44,133)
Cash collateral	0	2,332	0	0	0	2,332
Subordinated loans	0	0	44	1,002	0	1,046
Capital contribution securities	0	0	0	0	0	0
Total liabilities	5,374	3,492	16,986	61,856	27,462	115,171

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

First half-year report 2014 25

Unaudited

17. Financial instruments subject to net settlements

All derivative contracts are governed by master agreements developed by the International Swaps and Derivatives Association (ISDA). These agreements assure, for example, that netting is legally enforceable. Some of these agreements also contain provisions that require the posting of collateral in order to reduce counterparty exposure. These provisions include Credit Support Annexes (CSAs) that define collateral type and amounts to be transferred or received. This effectively ensures that if derivative exposures exceed pre-agreed limits, the counterparty with the positive exposure (which is now 'too high') can require the counterparty to transfer collateral to a dedicated neutral account. The transferred collateral will be netted in a situation of default. Thus the CSA agreement effectively ensures that the counterparty credit exposure is capped at the agreed upon limit.

The following table presents the financial instruments subject to net settlements:

June 30, 2014

				Not presented net		
(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on the balance sheet	Financial instruments	Financial collateral	Net amount
Derivative assets	6,786	0	6,786	(1,435)	(3,594)	1,757
Derivative liabilities	(5,440)	0	(5,440)	1,004	1,680	(2,757)
Total assets / (liabilities)	**1,346**	**0**	**1,346**	**(431)**	**(1,914)**	**(999)**

December 31, 2013

				Not presented net		
(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on the balance sheet	Financial instruments	Financial collateral	Net amount
Derivative assets	5,500	0	5,500	(789)	(2,770)	1,941
Derivative liabilities	(5,145)	0	(5,145)	1,560	2,217	(1,369)
Total assets / (liabilities)	**354**	**0**	**354**	**771**	**(554)**	**572**

June 30, 2013

				Not presented net		
(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on the balance sheet	Financial instruments	Financial collateral	Net amount
Derivative assets	7,752	0	7,752	(1,628)	(3,725)	2,399
Derivative liabilities	(6,554)	0	(6,554)	2,360	1,676	(2,518)
Repo facility	(4,847)	0	(4,847)	0	4,847	0
Total assets / (liabilities)	**(3,650)**	**0**	**(3,650)**	**732**	**2,799**	**(119)**

First half-year report 2014 26

Unaudited 18. Fair value of financial instruments 18.1 Methodology The fair values of financial instruments are determined either with reference to a price quoted in an active market for that instrument, or by using a valuation technique. Prices quoted in active markets are prices readily and regularly available from exchanges, brokers (executable broker quotes), market makers and pricing vendors (actual trades), and those prices represent actual and regularly occurring market transactions on an arm’s length basis. An active market is one in which transactions, for the financial asset or financial liability being valued, occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A market is considered to be non-active when there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or little information is released publicly for the financial asset or financial liability. Pricing transparency is affected by a number of different factors, such as type of financial instrument, whether the instrument is new to the market, characteristics specific to the transaction, and general market conditions. The degree of judgment used in the measurement of fair value of financial instruments is generally higher with a lower level of pricing transparency, and vice versa. Financial instruments with quoted prices in active markets generally have higher transparency of prices, and less judgment is needed when determining fair value. Conversely, instruments traded in non-active markets, or that do not have quoted prices, have lower transparency of prices, and fair values are estimated through valuation models or other pricing techniques that require a higher degree of judgment. The methodologies used for estimating the fair values using valuation models calculate the expected cash flows under the terms of each specific contract, and then discount these back to present values using appropriate discount curves. The expected cash flows for each contract are either determined directly by reference to actual cash flows implicit in observable market prices, or through modeling cash flows by using appropriate financial market pricing models. The valuation techniques make maximum use of market inputs, and rely as little as possible on entity-specific inputs. These techniques use observable market prices and rates as inputs, including interest rate yield curves for substantially the full term of the asset or liability, equity and commodity prices, option volatilities and currency rates. In certain cases, the valuation techniques incorporate unobservable inputs. See description of fair value measurement of each class of financial instruments below for extent of unobservable inputs used. The fair value measurement generally incorporates appropriate credit spreads obtained from the market. For financial instruments a significant share of prices are obtained from the market. Although the prices generally are not binding or directly tradable, they are observable in the market. As such, the company primarily has financial instruments for which prices are quoted in active markets, or financial instruments for which credit spreads or other model inputs are observable in the market, and the models used to price them are transparent. Most of the portfolios consist of financial instruments for which the fair value is calculated using valuation models or index proxies judged to be sufficiently close to the securities proxied. The company has developed an understanding of the information used by third party pricing sources to describe the estimated prices or model inputs. The information obtained from third party pricing sources was evaluated and relied upon based on the degree of market transactions supporting the price indications and the firmness of the price indications. In these instances, management’s judgment was that this third party information was a reasonable indication of the financial instrument’s fair value. In general, the company goes through the following process to establish fair value for each financial instrument:—First, the company seeks to identify current quoted prices in an active market for the financial instrument.—If there are no current quoted prices, the company seeks to identify recent transactions for the same instrument.—If there are no recently quoted prices for the same instrument, the company seeks to identify current or recently quoted prices or transactions for another instrument that is substantially the same.—If there are no quoted prices for essentially equal instruments, the company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.—In certain instances, it is necessary for the company to use unobservable inputs into the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps. First half-year report 2014 27

Unaudited See below for a discussion on how fair value is established for each class of financial assets and liabilities: Loans due from credit institutions or customers: The fair values of loans due from credit institutions or customers are determined using a discounted cash flow model, incorporating appropriate market yield curves and credit spreads. These debt instruments are not actively traded and consequently, these instruments do not have observable market prices subsequent to loan origination. For guaranteed loans, interest rate curves are obtained from market sources, and credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Norwegian Guarantee Institute for Export Credits (GIEK). Most of Eksportfinans’ non-government guarantors are currently well rated (A- or above) Norwegian banks and international banks with solid financial position. An increase in the credit risk of the debtor will, as a result of the guarantee, in most cases not lead to more than an insignificant increase of the combined credit risk. This is reflected in market rates so for example a loan made to a debtor guaranteed by a specific bank has a considerably lower spread than a direct loan made to the same bank. Eksportfinans therefore believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread. Credit ratings of all guarantors are monitored on an ongoing basis. Spreads are adjusted upon significant changes in rating for the guarantor since origination date, as the company considers this as evidence of widening of spreads. Further, the company analyses the development of initial margins over time. This data shows that initial margins obtained for new guaranteed loans have not been functions of time, not even during the financially turbulent times in 2007-2009. Credit spreads for guaranteed loans given by the company, have consequently not increased with the significant general credit spread increase during the period. The spreads applied to fair value measurement of export loans are unobservable in the market. As of June 30, 2014 a spread widening of 1 basis point of the guaranteed loan portfolio will reduce its market value by approximately NOK 4 million (NOK 6 million as of year-end 2013) so a spread widening equal to the largest ones observed during a month will give unrealized losses of NOK 32 million. The spreads applied for fair value measurement of guaranteed export loans are in the range from -4 basis points to 184 basis points as of June 30, 2014 (from -4 basis points to 204 basis points as of year-end 2013). As of June 30, 2014 the guaranteed portfolio constitutes 62 percent of the lending portfolio (62 percent as of year-end 2013). For direct loans to Norwegian savings banks, interest rate curves and credit spreads are based on observable market data. The credit spread curves obtained from the market are from widely published reports from market participants on indicative spreads for identical or similar loans. The spreads are published in the market shortly after month end, but do not represent offers, or solicitations of offers, to purchase or sell financial instruments. To ensure that the information can be used for fair value measurement purposes, Eksportfinans performs an assessment of the evaluations, calculations, opinions and recommendations of the publications. The spreads come partly from trading screens quoting actual trades, and partly from matrix pricing and interpolations including judgments by the distributors. Eksportfinans has assessed their interpolation methodologies, matrix pricing algorithms and models to be adequate and of sufficient quality. As of June 30, 2014 a credit spread widening in the direct loan portfolio of one basis point would induce an unrealized loss to the company of NOK 1 million (NOK 1 million as per year-end 2013). As of June 30, 2014 direct loans to banks account for 11 percent of the lending portfolio (15 percent as of end of 2013). For the remaining municipal portfolio after the sale of former municipality lender company Kommunekreditt, interest rate curves and credit spreads are based on observable market data. The credit spreads used in the model are supported by quotes obtained from three different price providers. For loans guaranteed by municipalities, the same methodology is used as for guaranteed export lending. As of June 30, 2014 a credit spread widening of one basis point in the municipal lending portfolio would induce an unrealized loss to the company of NOK 1 million (NOK 2 million as of end of 2013). Municipal related loans are 11 percent of the lending portfolio as of June 30, 2014 (11 percent as of year-end 2013). For the combined total lending portfolio over the past two years credit spreads have changed 1 basis point per month in 95 percent of the time. As of June 30, 2014 a spread widening of 1 basis point would give an estimated loss of NOK 7 million. As of the end of 2013 a 95 percent confidence interval was 2 basis points representing NOK 20 million. The guarantees received are embedded in the loan agreements, and not separately transferable. Eksportfinans has entered into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans are based on normal commercial terms, and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for the purchase of the relevant loans. Each loan purchased is supported by a guarantee provided by the selling bank. In consideration First half-year report 2014 28

Unaudited for the guarantee, the Company pays the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. As of June 30, 2014 these loans constitutes 17 percent of the lending portfolio (12 percent as of year-end 2013). All credit spread adjustments of initial spreads are individually assessed for reasonableness relative to appropriate credit spread development over time, spreads for similar guarantors, and spreads on new similar loans or guarantees. Securities: Fair value of Eksportfinans’ portfolio of securities is partially established using valuation techniques and partially using prices quoted in active markets. Eksportfinans aims to maximize the use of observable inputs, and minimize the use of unobservable inputs, when estimating fair value. The valuation techniques used by Eksportfinans are index based models using publicly available market data as inputs, such as index levels, stock prices and bond credit spreads. Whenever available, the Company obtains quoted prices in active markets for fixed maturity securities at the balance sheet date. Market price data is generally obtained from exchange or dealer markets. The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Eksportfinans retrieved prices and credit spread quotes from nine different market makers and pricing vendors. Among the nine different quote providers, the major price provider (Bloomberg) covered 85 percent (80 percent as of December 31, 2013). Eksportfinans has established various controls to ensure the reasonableness of received quotes such as reconciling with other securities of similar currency, maturity, country or issuer and reconciling with actual trade data from Bloomberg. The Company also investigates large variations amongst different price providers. For all quoted prices the median quote was used. For the remaining, two investments made in June 2014 were priced using the actual traded price. Two securities had such short time to expected maturity that par value was used. Par value was also used on 9 government related securities (all rated AAA and expected maturity in 2014). Eksportfinans holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg. Financial derivatives: Currency and interest rate swaps are valued using a valuation model technique incorporating appropriate credit spreads obtained from the market, as well as other observable market inputs, such as interest rate levels and market volatilities. Structured swaps mirroring the embedded derivatives in structured debt issues are modeled as described for structured bond debt. All swaps are governed by ISDA agreements with cash collateral annexes, and movement of cash collateral will offset credit spread changes. Non-performance risk is included in the fair value of the financial derivative portfolio assets and liabilities. Both Eksportfinans and the counterparty’s credit risk at the time of trade of a swap will be reflected in the initial terms and conditions. The company only enters into derivatives with highly rated counterparties. The Credit Support Annexes (CSAs) enables calls for collateral for both parties based on rating dependent parameters such as threshold and minimum independent amounts. The company’s valuation of swaps uses mid levels of interest rate curve bid-ask spreads. Structured bond debt: Structured bond debt consists of bond issues where the coupon rate, currency, maturity date and notional amount may vary with market conditions. For instance, the maturity will vary as a significant part of the structured bond debt has call and trigger features depending on the passage of time and/or market levels. Eksportfinans’ structured issues currently consist of eight main structure types:—The coupon is paid in a different currency than the currency for which the coupon is calculated and the bond might have Bermudan options embedded. Bonds with this coupon type are priced using a Hull-White one-factor model if there is only one currency and an N-currency model coupled with a Black and Scholes model in cases of several currencies. First half-year report 2014 29

Unaudited—The coupon is based on the minimum of two FX’s (JPY/USD and AUD/JPY for a majority of our issues). We use Black and Scholes to model the foreign exchange rates and a Hull-White one factor model to treat the interest rate curves.—Fixed rate securities with Bermudan options. These are modeled using Black and Scholes framework.—The coupon has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low. These coupon structures are modeled by an N-currency model.—The coupon is inversely linked to the London Interbank Offer Rate (LIBOR). The coupon structure is normally of the type “FixedRate-multiplier x Libor”. Here we use a Hull-White model for the interest rate and if the issue contains more than one currency, we use the N-factor model.—The coupon depends on the difference between two interest rates, for example ’2 year swap minus 10 year swap‘. This difference is multiplied with a factor, and both one and two currencies can be involved. For one-currency issues a Hull-White model is used for the two interest rates. For two-currency issues a Black and Scholes model put together with an N-currency model is used.—The coupon is based on the performance of single equities, equity baskets or indexes. These issues are priced based on a Black and Scholes model if the underlying is in the same currency as the notional. The implied volatility derived from suitable traded options is used as volatility input and expected future dividends are based on market expectations. If the underlying is in a different currency than the notional we use a quanto-model to factor in the currency effect.—The coupon is paid only if the issuer calls the issue. For such structures (like callable zeros) the call option is normally Bermudan and contains only one currency. Eksportfinans price it using a Hull-White one-factor model. Structured bond debt (and their corresponding swaps, see section on financial derivatives above) are mostly valued using the company’s valuation system based on different, well known valuation models, such as Black and Scholes and Hull-White, as appropriate for the different types of structures. All models use observable market data. Market data such as volatilities, correlations, and spreads for constant maturity swaps are imported (unadjusted) directly from widely used data systems like Reuters and Bloomberg. All models are calibrated to produce the transaction price at day one and consequently there are no day one profits calculated using Eksportfinans’ methodology. Which model and which structure setup are determined by the redemption structure, the number of FX, equities or indexes constituting the underlying and whether the coupon is accumulated or not as time passes. The market data used is observable market input. This input is used to project both cash flows and maturity dates of the structured debt. This is to a large degree done by Monte Carlo simulations. The fair values established using the valuation models above are further supported by two sources of information. The values are assessed for reasonableness against values for the same instruments received from the counterparty in the transaction. Eksportfinans buys back structured debt from time to time, and the fair values established are assessed for reasonableness against buy back transaction prices for similar debt. Changes in credit spread are considered in the valuation of structured bond debt. There is a very limited market for trading in Eksportfinans’ structured debt. Since the multi-notch downgrade of Eksportfinans in November 2011 the company does not anticipate issuing new debt. Prior to the downgrade the most current issue spread for corresponding issues was used to value the structured bonds. After the downgrade there are no new issues of structured debt and instead the company uses spreads on unstructured debt for the outstanding structured issues. The basis point sensitivity of the structured bond portfolio is NOK 17 million so increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of structured bond debt by approximately NOK 170 million as of June 30, 2014 (NOK 200 million as of year-end 2013). The spreads applied for fair value measurement of structured bonds are in the range from 125 basis points to 162 basis points as of June 30, 2014 (from 200 basis points to 272 basis points as of year-end 2013). Other bond debt: Fair value of other bond debt is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from the market. The credit spreads are derived from current spreads on Eksportfinans’ USD benchmarks quoted by Bloomberg. Only spreads supported by actual trades close to period-end are used. Quoted spreads are also used for benchmark issues that are not quoted on Bloomberg. From the spread quotes obtained, a yield curve is derived by using an interpolation methodology. These are similar instruments, and the quoted prices cover the range of maturities in the benchmark debt portfolio. First half-year report 2014 30

Unaudited In order to assess the reasonableness of the quotes used, spreads are also benchmarked against broker quotes obtained from four different dealers in Eksportfinans’ benchmark program. Subordinated debt: Fair value of subordinated bond debt and capital contribution securities are established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from market participants. The credit spreads are obtained from the arranger banks for the capital contribution securities. For the subordinated debt we use the same credit spreads as quoted for our traded unstructured debt of same maturity and currency. Quotes come either as credit spreads relative to USD swap rates or the Gilt curve, or as a quoted fair value price. For quotes received in the form of credit spreads, appropriate net present value calculations derive the fair value of the security, using the quoted credit spread relative to the corresponding curve. The company considers the spread and price quotes obtained as unobservable input to the valuation. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of subordinated debt as of June 30, 2014 by approximately NOK 1.4 million. The spread applied for fair value measurement of the subordinated debt is 162 basis points as of June 30, 2014, resulting in a price of 106.47. 18.2 Fair value hierarchy IFRS 13 specifies a hierarchy of fair value measurements based on whether the inputs used to measure the fair values are observable or unobservable. Observable inputs reflect market data obtained from independent sources that is visible to other parties in the market; unobservable inputs reflect the company’s market assumptions, specific methodologies and model choices. These two types of input have created a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below: Level 1: Fair value measurements using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 2: Fair value measurements using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) are classified as level 2. Level 3: Securities with inputs that are both significant to fair value and unobservable. This hierarchy requires the use of observable market data when available. The company considers relevant and observable market prices in its valuations where possible. The assessments of which level each transaction falls into is a dynamic process. Loans and receivables that do not trade frequently or in sufficient volumes to be classified in level 1 but where nothing but observable market data (such as interest rate levels and published spread indices) and well known discounting methods are used are classified as level 2. Loans and receivables where credit spreads at a reporting date is a function of initial over the counter negotiated spreads and subjective adjustments to input such as rating changes are classified as level 3. Short term deposits are classified as level 1. Securities consist of bonds in our liquidity portfolios which are classified as level 2 as they are valued using index mappings or adjusted market prices such as the median of several quotes not necessarily public obtainable. Financial derivatives are either normal interest rate- or currency swaps classified in level 2 as standard discounting of observable inputs is used in the valuation, or structured swaps classified as level 3 where unobservable inputs such as correlations and volatilities are used in model valuations. The below tables set forth Eksportfinans trading assets and liabilities and other financial assets and liabilities accounted for at fair value under the fair value option. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Other assets are collateral paid to swap counterparties and are classified as level 2. First half-year report 2014 31

Unaudited

18.3 Financial assets measured at fair value through profit or loss

June 30, 2014

(NOK million)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	1,700	12,272	335	14,307
Loans due from customers	0	2,147	16,013	18,160
Securities	0	33,012	0	33,012
Financial derivatives	0	4,790	1,996	6,786
Other assets	0	2,633	0	2,633
Total fair value	1,700	54,854	18,344	74,898

December 31, 2013

(NOK million)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	2,768	14,250	476	17,495
Loans due from customers	0	2,810	22,580	25,390
Securities	0	26,462	0	26,462
Financial derivatives	0	4,072	1,428	5,500
Other assets	0	2,927	0	2,927
Total fair value	2,768	50,522	24,483	77,774

18.4 Financial liabilities measured at fair value through profit or loss

Deposits and commercial paper are valued using public market data and standard discounted cash flow techniques and hence classified as level 2. Unstructured bond debt such as benchmark issues are valued through a combination of discounting cash flows and using quoted credit spreads for similar securities and thus classified as level 2. Structured bond debt use unobservable inputs and model valuation and is classified as level 3. Financial derivatives on the liability side are both level 2 and 3, see discussion above for financial derivative assets. Other liabilities are specified in note 12 and are valued using discounting techniques and observable market data. Subordinated debt and capital contribution services are valued using discounted cash flow methods but with credit spread adjustments obtained from arranger banks only. These are indicative spreads and not publicly available hence the valuation technique uses unobservable inputs.

June 30, 2014

(NOK million)	Level 1	Level 2	Level 3	Total
Unstructured bond debt	0	29,669	0	29,669
Structured bond debt	0	0	25,398	25,398
Financial derivatives	0	3,624	1,816	5,440
Other liabilities	0	4,687	0	4,687
Subordinated debt	0	0	970	970
Total fair value	0	37,980	28,184	66,164

December 31, 2013

(NOK million)	Level 1	Level 2	Level 3	Total
Deposits by credit institutions	0	(1)	0	(1)
Unstructured bond debt	0	27,762	0	27,762
Structured bond debt	0	0	25,502	25,502
Financial derivatives	0	2,937	2,208	5,145
Other liabilities	0	4,455	0	4,455
Subordinated debt	0	0	902	902
Total fair value	0	35,153	28,612	63,765

First half-year report 2014 32

Unaudited Movement of level 3 financial assets from January 1, 2014 to June 30, 2014 Loans and receivables due from Loans and credit receivables due Financial (NOK million) institutions from customers derivatives Total Opening balance 476 22,580 1,428 24,484 Total gains or losses *) 4 31 711 746 Issues 0 0 0 0 Settlements (144) (6,598) (142) (6,884) Transfers into level 3 0 0 0 0 Transfers out of level 3 0 0 0 0 Closing balance 336 16,013 1,997 18,346 Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period 4 31 860 894 *) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income. Movement of level 3 financial assets from January 1, 2013 to June 30, 2013 Loans and receivables due from Loans and credit receivables due Financial (NOK million) institutions from customers derivatives Total Opening balance 526 39,373 4,542 44,440 Total gains or losses *) 28 1,248 (1,139) 137 Issues 0 0 0 0 Settlements (57) (10,323) (1,137) (11,517) Transfers into level 3 0 0 0 0 Transfers out of level 3 0 0 0 0 Closing balance 497 30,297 2,266 33,060 Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period 28 1,248 (958) 318 *) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income. First half-year report 2014 33

Unaudited

Movement of level 3 financial liabilities from January 1, 2014 to June 30, 2014

(NOK million)	Bond debt	Financial derivatives	Sub-ordinated debt	Capital contri-bution securities	Total
Opening balance	25,502	2,208	902	0	28,612
Total gains or losses *) **)	3,148	(245)	68	0	2,971
Issues	0	0	0	0	0
Settlements	(3,252)	(147)	0	0	(3,399)
Transfers into level 3	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0
Closing balance	25,398	1,816	970	0	28,184
Total gains or losses *) **) for the period in profit or loss for liabilities outstanding at the end of the reporting period	3,838	(96)	68	0	3,810

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.

Movement of level 3 financial liabilities from January 1, 2013 to June 30, 2013

(NOK million)	Bond debt	Financial derivatives	Sub-ordinated debt	Capital contri-bution securities	Total
Opening balance	42,275	5,127	990	450	48,842
Total gains or losses *) **)	7,005	(581)	(31)	0	6,393
Issues	0	0	0	0	0
Settlements	(20,984)	(924)	0	(450)	(22,358)
Transfers into level 3	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0
Closing balance	28,296	3,622	959	0	32,877
Total gains or losses *) **) for the period in profit or loss for liabilities outstanding at the end of the reporting period	4,152	(399)	(32)	0	3,721

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.

First half-year report 2014 34

Unaudited

18.5 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	June 30, 2014		Dec 31, 2013		June 30, 2013	
(NOK million)	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Assets						
Loans due from credit institutions	14,435	14,480	17,684	17,704	21,247	21,271
Loans due from customers	40,758	37,586	50,959	47,363	65,666	61,083
Securities	33,012	33,012	26,462	26,462	16,301	16,301
Repurchase receivable	0	0	0	0	6,130	6,130
Financial derivatives	6,786	6,786	5,500	5,500	7,752	7,752
Other assets	3,863	3,863	3,546	3,546	3,150	3,150
Liabilities						
Deposits by credit institutions	0	0	0	0	4,846	4,846
Non-structured bond debt	50,531	50,531	51,530	51,530	53,574	53,574
Structured bond debt	26,672	24,265	27,004	24,313	30,385	26,776
Financial derivatives	5,441	5,441	5,145	5,145	6,554	6,554
Other liabilities	4,786	4,781	4,613	4,607	5,572	5,562
Subordinated debt	969	969	902	902	959	959

19. Contingencies

Because of the bankruptcy of Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the Lehman Brothers legal entities. A final settlement was reached with one of the entities in 2011, and for the second entity in third quarter 2012. The final settlement amount to these two entities has been paid. The third Lehman Brothers entity has, to date, not contested the original valuation.

20. Events after the balance sheet date

On August 11, 2014 Eksportfinans announced that President and CEO of Eksportfinans ASA, Gisele Marchand, has resigned from her position with Eksportfinans. She is leaving the company before year end to take up the position as Chief Executive Officer of the Norwegian law firm Haavind AS. Eksportfinans' Board of Directors has initiated a process of finding her successor as quickly as possible.

First half-year report 2014 35